Exhibit 19.1

Macquarie Infrastructure Fund, L.P.

Insider Trading Policy

It is the policy of Macquarie Infrastructure Fund, L.P., a Delaware limited partnership (the “Master Fund”), and MIF TE Feeder, L.P., a Delaware limited partnership (the “Feeder” and together with the Master Fund, the “Fund”), that they and their directors, officers and employees, if any, all officers and employees of MIF GP, LLC, the Fund’s general partner (the “General Partner”) and all officers and employees of Macquarie Wealth Advisers, LLC, the Fund’s external adviser (the “Adviser”), including members of the Adviser’s investment committee, and officers and employees of Macquarie Group Limited (“Macquarie Group”) and Macquarie Group’s global asset management division (“MAM,” and, collectively with Macquarie Group, “Macquarie”) or any of its affiliates acting for or on behalf of the Fund (collectively, “Covered Parties”) must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions. In order to avoid any activity that violates applicable laws or regulations and, in order to avoid even the appearance of impropriety, this policy (this “Policy”) restricts or prohibits certain transactions by Covered Parties and their immediate family members (collectively, “Insiders”) and subjects transactions by certain Insiders to pre-approval requirements when trading in the Fund’s securities. All Covered Parties must abide by the terms of this Policy. The terms “we,” “us”, “our” or “MIF US” refer to the Fund.

Federal and state securities laws prohibit Covered Parties from trading securities for ourselves or for others (including our clients) based on “inside information.” “Trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including Fund redemptions and repurchases, market option exercises, gifts or other contributions, exercises of unit options granted under any Fund equity plans, sales of units acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan. The term “securities” should be broadly construed and shall include, but not be limited to, stock, preferred stock, units, debt securities, such as bonds, notes and debentures, as well as puts, calls, options and other derivative instruments. These laws also prohibit the dissemination of inside information to others who may use that knowledge to trade securities (so-called “tipping”). These prohibitions apply to all Covered Parties and extend to activities within and outside of your duties at the Adviser. Anyone violating these laws is subject to personal liability and could face criminal penalties, including imprisonment. Federal securities law also creates a strong incentive for the Fund to deter insider trading by Fund Insiders. In the normal course of business, Covered Parties may come into possession of inside information concerning the Fund, transactions in which the Fund proposes to engage or other entities with which the Fund does business. Therefore, the Fund has established this Policy with respect to trading in its securities or securities of another company. If you learn of information that you believe may be considered inside information or you have any questions about whether information is material or non-public or if a proposed transaction would violate the insider trading laws you should contact the Adviser’s Chief Compliance Officer (the “CCO”).

All Covered Parties, other than those who are unaffiliated with the General Partner, Adviser or Macquarie, must comply with the applicable Macquarie policies regarding trading, market conduct and personal investments as well as any specific related policies of the Adviser or other regulated entity to which such Covered Party is subject.

All directors and executive officers of the Fund and their spouse, de facto partner, domestic partner, civil union partner; or any dependent under the age of 18, any other relative living in the same household (unless financially independent); or any other person whose investment decisions a Covered Party may have influence on, may not trade in any securities of the Fund without first pre-clearing such trade in accordance with Macquarie’s pre-approval policies and procedures.

Material Information

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if the information is reasonably likely to affect the price of an issuer’s securities. Material information can be positive or negative and may relate to uncertain or speculative events. Material information may relate to dividend changes, earnings estimates, and changes in previously released earnings estimates, significant merger or acquisition proposals, major litigation, new products, liquidity problems, and extraordinary management developments.

Non-public Information

Information is “non-public” unless and until it has been broadly disseminated or made widely available to the general public, such as by means of a press release carried over a major news service, a major news publication, a public filing made with a regulatory agency, materials sent to shareholders or potential investors or customers such as a proxy statement or prospectus, or materials available from public disclosure services. The fact that non-public information is reflected in rumors in the marketplace does not mean that the information has been publicly disseminated. It is important to note that even after information becomes public, many aspects relating to a matter may remain non-public.

Inside Information

Inside information generally means material non-public information provided to the Covered Parties by an external source with the expectation that the information will be kept confidential and used only for the business purposes of the external source. It may also include material non-public information received, directly or indirectly, from corporate insiders, temporary insiders, or others who have a duty of trust and confidence to preserve the confidentiality of information such as in the case of confidentiality agreements.

Expert Networks

“Expert Networks” have been used by some firms to gain access to various issuer insiders for the purpose of gaining insider information and trading on such insider information. The Adviser has adopted policies and procedures that govern its engagement with Expert Networks in order to prevent such occurrences. Please see the MAM Expert Network Policy for additional detail on the internal policies and procedures that should be followed.

Adopted: September 11, 2025